                              [METLIFE LETTERHEAD]

                                 APRIL 21, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


           Re:  MetLife Insurance Company of Connecticut ("MetLife")
                Form S-1 Registration Statement
                Post-Effective Amendment No. 6 under the Securities Act of 1933 File No. 333-147912
                ---------------------------------------------------------------

Dear Sir or Madam:

     MetLife and the Registrant are filing, contemporaneously with this, letter Post-Effective Amendment No. 6 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-1.

     In connection with this filing, the Registrant acknowledges that:

     1. It is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                               Sincerely,


                               /s/ BENNETT KLEINBERG
                               -------------------------------
                               Bennett Kleinberg
                               Vice President & Senior Actuary